[Quest Resource Corporation Letterhead]

US Securities & Exchange Commission

100 F Street, N. E.

Washington, D.C. 20549-7010

Re:	Quest Resource Corporation
Form 10-K/A for the Fiscal Year Ended December 31, 2006

Filed May 3, 2007

File No. 000-17371

Dear Mr. Skinner:

The following responses are respectfully submitted regarding your comment letter dated August 1, 2007, concerning the Form 10-K/A for the fiscal year ended December 31, 2006 annual report for Quest Resource Corporation (the “Company”).

The following responses numerically correspond to your comments.

Form 10-K/A for the Fiscal Year Ended December 31, 2006

Financial Data, page 38

1.

We note from your response to comment 3 of our letter dated June 8, 2007, that you will correct the financial data table in your MD&A to agree to your statements of operations. Please advise us how you intend to revise the financial data. It appears to us that the extrapolation of oil and gas sales for 2006 using the net production and average sales prices (including the effects of hedging) disclosed the financial data table yields a total of approximately $55.6 million. In your response, explain to us whether you intend to revise your disclosures of net production and average sales prices, and if not, explain to us why the difference exists between the extrapolation and the amount of oil and gas sales recorded for 2006.

Response: The net production numbers were correct, but the prices (including the effects of hedging) in the original filing were incorrect. We will revise the financial data for the year ended December 31, 2006 as follows:

Brad Skinner, Senior Assistant Chief Accountant

US Securities & Exchange Commission

August 28, 2007

Year Ended
December 31,
2006
Net Production:
Gas (bcf)	12.29
Oil (bbls)	9,737
Gas equivalent (bcfe)	12.34
Gas and Oil Sales ($ in thousands):
Gas sales	$72,865
Gas derivatives - gains (loss)	$(7,888)
Total gas sales	$64,977
Oil sales	$574
Total gas and oil sales	$65,551
Avg Sales Price (excluding effects of hedging):
Gas ($ per mcf)	$5.93
Oil ($ per bbl)	$58.95
Gas equivalent ($ per mcfe)	$5.95
Avg Sales Price (including effects of hedging):
Gas ($ per mcf)	$5.29
Oil ($ per bbl)	$58.95
Gas equivalent ($ per mcfe)	$5.31
Expenses ($ per mcfe):
Lifting	$1.29
Production and property tax	$0.55
Pipeline operating	$0.96
General and administrative	$0.70
Depreciation and amortization	$2.37
Interest expense	$1.91
Capital expenditures	$172,617
Miles of Pipeline Constructed	392
Wells Connected (Gross)	638
Wells Drilled (Gross)	622
Producing Gas & Oil Wells (Gross) as of the End
of the Period (3)	1,653

Financial Statements, page 52

Consolidated Balance Sheets, page F-3

2.

We note from your response to comment 4 of our letter dated June 8, 2007, that you have determined that you would reclassify the $20 million of cash that you were required to retain as working capital until Quest Midstream had obtained its own working capital facility from “restricted cash” to “cash”. Please explain to us the basis for your determination that classification as cash would be appropriate considering that the cash appeared unavailable to you at December 31, 2006.

9520 N. May Avenue, Suite 300*OKLAHOMA CITY, OK 73120*405/488-1304*405/488-1156

Brad Skinner, Senior Assistant Chief Accountant

US Securities & Exchange Commission

August 28, 2007

Response: At the time of the formation of Quest Midstream Partners, L.P. in December 2006, the Company and the investors in Quest Midstream agreed that the partnership would establish its own revolving credit facility and would finance its operations separately from the Company. Quest Midstream was unable to get the revolving credit facility established simultaneously with its formation. As a result, the investors in Quest Midstream restricted the ability of Quest Midstream to distribute to the Company $20 million of the net proceeds from the offering in order to provide Quest Midstream with sufficient financial resources to cover working capital and capital expenditure requirements until it was able to get its credit facility finalized. During this time, it was freely available to Quest Midstream for use without restriction in its operations. Since Quest Midstream’s financial statements are included in the Company’s consolidated financial statements, we have concluded that showing this cash as unrestricted better reflects the true nature of this cash held by Quest Midstream.

Note 1. Basis of Presentation and Summary of Significant Accounting Policies, page F-7

Natural Gas and Oil Properties, page F-10

3.

We note from your response to comment 5 of our letter dated June 8, 2007, that you did not include unproved properties in your determination of the full cost ceiling. Note that Rule 4-10(c)(4)(i)(B) of Regulation S-X requires that the cost of properties not being amortized be included in the full cost ceiling. Please advise us of the impact on the application of the ceiling test resulting from the inclusion of unproved properties, which you do not amortize, in the determination of the full cost ceiling, and revise your policy footnote accordingly.

Response: Upon review of our response, we understand the confusion. Historically when computing the ceiling limitation, we compared the net book value of properties subject to amortization, less related deferred income taxes, to the estimated after-tax future net revenues, discounted at 10% per annum, from proved natural gas and oil reserves, as adjusted for the present value of all future oil and gas hedges. Thus our methodology did not include unproved properties in either side of the ceiling test as they directly offset each other. Our response was based on the manner in which we historically have performed this ceiling test.

We have revised our ceiling test to include all oil and gas properties net of accumulated amortization and impairments and related deferred income taxes as compared to the ceiling limitation computed using the estimated after-tax future net revenues from proved oil and gas reserves, adjusted for the present value of all future oil and gas hedges, plus the cost of properties not being amortized.

Both methods result in the same impairment as of December 31, 2006.

In Note 1 to the Financial Statements, the second and third paragraphs under the heading “Natural Gas and Oil Properties” on page F-10 will be replaced with the following:

9520 N. May Avenue, Suite 300*OKLAHOMA CITY, OK 73120*405/488-1304*405/488-1156

Brad Skinner, Senior Assistant Chief Accountant

US Securities & Exchange Commission

August 28, 2007

All capitalized costs of natural gas and oil properties, including estimated future costs to develop proved reserves, are amortized on the units-of-production method using estimates of proved reserves. The costs of unproved properties are excluded from amortization until the properties are evaluated. We review all of our unevaluated properties quarterly to determine whether or not and to what extent proved reserves have been assigned to the properties and otherwise if impairment has occurred. Unevaluated properties are assessed individually when individual costs are significant.

We review the carrying value of our oil and natural gas properties under the full-cost accounting rules of the Securities and Exchange Commission on a quarterly basis. This quarterly review is referred to as a ceiling test. Under the ceiling test, capitalized costs, less accumulated amortization and related deferred income taxes, may not exceed an amount equal to the sum of the present value of estimated future net revenues (adjusted for cash flow hedges) less estimated future expenditures to be incurred in developing and producing the proved reserves, plus the cost of properties not being amortized, less any related income tax effects. In calculating future net revenues, current prices and costs used are those as of the end of the appropriate quarterly period. Such prices are utilized except where different prices are fixed and determinable from applicable contracts for the remaining term of those contracts, including the effects of derivatives qualifying as cash flow hedges. Two primary factors impacting this test are reserve levels and current prices, and their associated impact on the present value of estimated future net revenues. Revisions to estimates of natural gas and oil reserves and/or an increase or decrease in prices can have a material impact on the present value of estimated future net revenues. Any excess of the net book value, less deferred income taxes, is generally written off as an expense. Under SEC regulations, the excess above the ceiling is not expensed (or is reduced) if, subsequent to the end of the period, but prior to the release of the financial statements, oil and natural gas prices increase sufficiently such that an excess above the ceiling would have been eliminated (or reduced) if the increased prices were used in the calculations.

Note 15. Derivatives, page F-31
4.

We note from your response to comment 10 of our letter dated June 8, 2007, that you will revise the income statement to reclassify the realized gains and losses on non-qualifying cash flow hedges to “Change in derivative fair value”. Please tell us how you intend to apply the guidance in SFAS 154 and AU 420 in making the reclassification.

Response: In response to the staff’s June 8, 2007 comment letter, we intend to make certain reclassifications in our statement of operations to reflect realized gains and losses on non-qualifying cash flow hedges in accordance with the guidance provided in Section II.M.3 of “Current Accounting and Disclosures Issues in the Division of Corporate Finance”.

9520 N. May Avenue, Suite 300*OKLAHOMA CITY, OK 73120*405/488-1304*405/488-1156

Brad Skinner, Senior Assistant Chief Accountant

US Securities & Exchange Commission

August 28, 2007

Since SFAS 133 is “silent of geography” we believe that the change in presentation is not a correction of an error or a change in accounting principles and therefore SFAS 154 “Accounting Changes and Error Corrections” would not be applicable.

AU Section 420 “Consistency of Application of Generally Accepted Accounting Principles”paragraph 17 states that “Material changes in classification should be indicated and explained in the financial statements notes.” These changes and material reclassifications made in previously issued financial statements to enhance comparability with current financial statements ordinarily would not need to be referred to in the independent auditor’s report.

For presentation purposes, we intend to reclassify all settled non-qualifying hedging gains and losses into “Change in derivative fair value” for all prior periods included in the amended Form 10 K/A. Furthermore, Note 1 to the financial statements states that “Certain reclassifications have been made to the prior year’s financial statements in order to conform to the current presentation.” We believe these steps meet the requirements of AU Section 420.

Engineering Comments

General, page 2

5.

Disclosure appearing under the heading “General” on page 2 of your filing indicates that your reserves have a reserve life index of 20.3 years. This disclosure appears inconsistent with the revised disclosure provided as part of your response to prior comment number 15. Explain to us how you intend to resolve this apparent inconsistency. Note that this comment also applies to any similar disclosure appearing elsewhere in your filing.

Response: The disclosure on page 2 under the heading “General” will be revised in the amended Form 10-K/A to be consistent with the revised disclosure on page 8 under “Competitive Strengths” as discussed in response to comments 6 and 7 below.

Competitive Strengths, page 7

6.

We have read your response to prior comment 15 and suggested revised disclosure indicating that your average reserve-to-production ratio is 16 years. As your developed reserves are only 94.1 BCFe, your reserve life of these reserves is only 7.65 years assuming they are all producing. To aid investor understanding of the estimated life of your reserves, revise your document to disclose the reserve life of the reserves that are actually producing. Additionally, expand your disclosure to fully explain the timing of the development of your undeveloped reserves.

9520 N. May Avenue, Suite 300*OKLAHOMA CITY, OK 73120*405/488-1304*405/488-1156

Brad Skinner, Senior Assistant Chief Accountant

US Securities & Exchange Commission

August 28, 2007

7.	As your non-producing and undeveloped reserves are by definition non-producing, please explain to us how you estimated their reserve life to be 15 years.

Response to 6 and 7: Additional disclosure will be added with respect to the reserve life of our producing reserves and the timing of the development of our undeveloped reserves. The proposed additional disclosure included in our June 28, 2007 letter with respect to the average economic life of proved undeveloped reserves will be replaced with disclosure referencing the standard economic life of the Company’s typical CBM well.

The disclosure on page 8 of the Form 10-K under Business-Competitive Strengths—Long lived reserves” will read as follows:

Long-lived reserves. Our average reserve-to-production ratio is 16 years (7.63 years for our proved developed properties) based on our reserves as of December 31, 2006 and our production (12.34 Bcfe) for the year ended December 31, 2006. Based on our current rate of new well development and our current undeveloped acreage, we estimate that it would take us approximately 4.87 years to fully develop our existing acreage, using 160 acre spacing. In addition, the standard economic life of our typical Cherokee Basin well is approximately 15 years. We believe this long reserve life reduces the reinvestment risk associated with our asset base.

Supplemental Disclosures, page F-34

Natural Gas and Oil Reserve Quantities, page F-36

8.

We have reviewed your response to prior comment 19. Please confirm that your revised document will include the reserve changes for years 2005 and 2006. Please also confirm that you will include appropriate explanations of significant changes in the reserves during these periods. Please see paragraph 11 of SFAS 69.

Response: The revised document will include reserve changes for years 2005 and 2006. The entire tables that will be included in the revised report are set forth below. We will include appropriate explanations of significant changes in the reserves during these periods. The revised disclosure is also set forth below.

9520 N. May Avenue, Suite 300*OKLAHOMA CITY, OK 73120*405/488-1304*405/488-1156

Brad Skinner, Senior Assistant Chief Accountant

US Securities & Exchange Commission

August 28, 2007

Proved reserves:	Gas-mcf	Oil-bbls
Balance, December 31, 2004	149,843,900	47,834
Purchase of reserves-in-place	—	—
Extensions and discoveries	—	—
Revisions of previous estimates	(5,959,600)	(6,324)
Production	(9,565,000)	(9,241)
Balance, December 31, 2005	134,319,300	32,269
Purchase of reserves-in-place	—	—
Extensions and discoveries	87,002,842	9,740
Revisions of previous estimates	(11,000,000)	—
Production	(12,282,142)	(9,737)
Balance, December 31, 2006	198,040,000	32,272
Proved developed reserves:
Balance, December 31, 2004	81,467,220	47,834
Balance, December 31, 2005	71,638,250	32,269
Balance, December 31, 2006	122,390,000	32,272

During 2005 we recorded revisions of 6 bcfe of downward adjustments caused by the under-performance of wells in a new area of development.

During 2006, we recorded revisions of 11 bcfe of downward adjustments caused by lower natural gas prices at December 31, 2006. Lower prices reduce the economic lives of the underlying oil and natural gas properties and thereby decrease the estimated future reserves.

If you have any questions or require any additional information with respect to this letter, please telephone the undersigned at 405-488-1304, Ext. 6823.

Sincerely,

/s/ David Grose

Mr. David Grose, CFO

Quest Resource Corporation

9520 N. May Avenue, Suite 300*OKLAHOMA CITY, OK 73120*405/488-1304*405/488-1156